Filed by First National Bankshares of Florida, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Community Bancorp
Exchange Act File Number 0-49780

FOR IMMEDIATE RELEASE

DATE:	August 19, 2004
CONTACT:	Clay W. Cone Vice President, Director of Corporate Communications 239-436-1676

FIRST NATIONAL BANKSHARES OF FLORIDA RECEIVES REGULATORY

APPROVAL FOR MERGER OF SOUTHERN COMMUNITY BANCORP

NAPLES, FL, August 19 – First National Bankshares of Florida, Inc. (NYSE: FLB) today announced that it has received approval from the Office of the Comptroller of the Currency for the acquisition of Southern Community Bancorp headquartered in Orlando, Florida. The transaction, which remains subject to approval by the shareholders of First National and Southern Community, is expected to be completed in September 2004.

“We are pleased to have received this approval, which will enable us to complete this merger in a timely fashion,” said Gary L. Tice, Chairman and Chief Executive Officer of First National Bankshares. “Our employees and management are working diligently on the integration as we prepare to welcome the customers of Southern Community into our family.”

Established in December 1998, Southern Community Bancorp is the holding company for Southern Community Bank of Central Florida, Southern Community Bank of Southwest Florida and Southern Community Bank of South Florida. As of June 30, 2004, Southern Community had more than $1.0 billion in total assets and $887 million in deposits with 18 banking offices serving Naples, Bonita Springs, Fort Myers, Orlando, Altamonte Springs, Lake Mary, Longwood, Winter Park, Daytona Beach, Port Orange, Ormond Beach, Boca Raton, North Fort Lauderdale, Palm Beach, Palm Beach Gardens and West Palm Beach.

Once the merger is completed, all Southern Community Bank branches will join First National Bank of Florida, First National Bankshares’ subsidiary bank. As a result, First

National will have approximately $5.1 billion in total assets and $3.9 billion in deposits with 77 full-service financial centers located throughout South and Central Florida.

“This merger will greatly benefit our customers and our employees,” said Charlie W. Brinkley, Jr., Chairman and Chief Executive Officer of Southern Community Bancorp. “By joining with First National Bankshares and First National Bank of Florida, we will be able to provide an array of new and exciting financial products and services, including insurance and wealth management. It also will offer our customers the convenience of additional banking locations in the greater Orlando area as well as throughout the state of Florida.”

Headquartered in Naples, Florida, First National Bankshares of Florida is a $4.1 billion diversified financial services company. In addition to traditional community banking, the company provides a complete line of insurance and wealth management services with 59 full-service financial centers located throughout Southwest and Central Florida. The company’s stock is traded on the New York Stock Exchange under the symbol “FLB.”

On August 2, 2004, First National Bankshares of Florida and Fifth Third Bancorp announced the signing of a definitive agreement in which Fifth Third will acquire First National Bankshares and its subsidiaries. The acquisition is expected to close in the first quarter of 2005 and is subject to normal regulatory approvals in addition to the approval of First National’s shareholders. Upon completion of the transaction, Fifth Third will have more than 90 banking centers and more than $6 billion in assets in the state of Florida. Headquartered in Cincinnati, Ohio, Fifth Third is a diversified financial services company with $95.6 billion in total assets and 995 banking centers in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee and West Virginia. The company’s common stock is traded through the NASDAQ National Market System under the symbol “FITB.”

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Except for historical information contained herein, the statements made in this press release constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the company’s strategic direction, prospects and future results. Certain factors, including those outside the company’s control, may cause actual results to differ materially from those in the forward-looking statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

First National Bankshares has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, which contains the prospectus of First National Bankshares relating to the shares to be issued in the merger, and the proxy statements of First National Bankshares and Southern Community Bancorp relating to the special meetings of shareholders of First National Bankshares and Southern Community Bancorp at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain a copy of the Form S-4 Registration Statement, including the exhibits filed therewith, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by First National Bankshares free of charge by requesting them in writing from First National Bankshares, 2150 Goodlette Road N., Naples, Fl., 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Southern Community Bancorp free of charge by requesting them in writing from Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Fl., 32746.

First National Bankshares, Southern Community Bancorp and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of First National Bankshares and Southern Community Bancorp stock is set forth in the proxy statement for each company’s 2004 annual meeting of shareholders which is incorporated by reference in the Form S-4 Registration Statement filed with the SEC and in the joint proxy statement/prospectus mailed to First National Bankshares and Southern Community Bancorp shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.